Exhibit 99.1

NEWS RELEASE

Endeavour Silver Reports Fatality at Guanacevi Mine
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Vancouver, Canada – March 31, 2014 - Endeavour Silver Corp. (NYSE: EXK, TSX: EDR) regrets to report the death of an employee on Friday, March 28, 2014 due to a rock fall underground at the Porvenir Cuatro mine, part of the Guanaceví mine operations in Durango State, Mexico.

The Porvenir Cuatro mine was closed immediately and an internal investigation has been completed. Endeavour is now working with the Mexican authorities to facilitate their investigation of this accident. Once the investigation is completed, Endeavour will review and implement any additional safety measures recommended to prevent such an accident from recurring. Porvenir Cuatro will remain closed until the government investigation is completed and Mexican authorities approve the mine re-opening.

Bradford Cooke, CEO of Endeavour stated, “We are truly sorry for the accident and we offer our sincere condolences to the family of the deceased. The safety of our employees is a top priority for Endeavour. We will take every measure to try and prevent such accidents from recurring and we will ensure the family is well cared for.”

About Endeavour – Endeavour is a mid-tier silver mining company focused on growing its profits, production, reserves and resources in Mexico. Since start-up in 2004, Endeavour has posted nine consecutive years of accretive growth of its silver mining operations. The organic expansion programs now underway at Endeavour’s three silver-gold mines in Mexico combined with its strategic acquisition and exploration programs should facilitate Endeavour’s goal to become a premier senior silver producer.

Contact Information - For more information, please contact:
Meghan Brown, Director Investor Relations
Toll free: 1-877-685-9775
Tel: 604-640-4804
Fax: 604-685-9744
Email: mbrown@edrsilver.com
Website: www.edrsilver.com

Cautionary Note Regarding Forward-Looking Statements

This news release contains "forward-looking statements" within the meaning of the United States private securities litigation reform act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include but are not limited to statements regarding Endeavour's anticipated performance in 2014 and the timing and results of exploration drill programs. The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include, among others, changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development, risks in obtaining necessary licenses and permits, and challenges to the Company's title to properties; fluctuations in the prices of commodities and their impact on reserves and resources as well as those factors described in the section "risk factors" contained in the Company's most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company's mining operations, no material adverse change in the market price of commodities, mining operations will operate and the mining products will be completed in accordance with management's expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.